Prospectus Cross Reference
                                                                   June 14, 2002







                          TUDOR FUND FOR EMPLOYEES L.P.
                        (A Delaware Limited Partnership)


                                Supplement to the
                         Prospectus Dated June 14, 2002


        -----------------------------------------------------------------


       This Supplement is an integral part of, and should be read together with, the Prospectus dated June 14, 2002 ("Prospectus"), also delivered herewith. All capitalized terms used in this Supplement and not defined herein have the same meanings as used in the Prospectus.

        -----------------------------------------------------------------








                              CIS SECURITIES, INC.



       Neither Tudor Fund For Employees L.P. nor Tudor Investment Corporation is affiliated with Tudor Fund, a U.S. mutual fund registered under the Investment Company Act of 1940, or with Tudor Management Co., Inc., a wholly owned subsidiary of Weiss Peck & Greer.

                  The date of this Supplement is March 21, 2003

GENERAL INFORMATION

         The Prospectus is amended to reflect accuracy and timeliness of information, including discussion of clearing brokers, capitalization, management of the Trading Advisor, selected financial data, financial condition and results of operations, performance information, and tax information.

AMENDMENTS TO PROSPECTUS

         1. The Partnership. The information regarding the Partnership's sale of Units on page 8 (third full paragraph under "THE PARTNERSHIP") is deleted in its entirety and the following is substituted therefor:

            Since July 1990, the Partnership has been offering unsold Units for sale at a price equal to 100% of the Net Asset Value of a Unit as of the opening of business on the first day of each calendar quarter. After the March 1, 2003 closing, 4,520 Units were outstanding, with 13,650 Units having been sold, 6,350 Units remaining unsold, 9,280 of the sold Units having been redeemed, and 150 Units having been allocated to the TIC 401(k) Plan. In addition, the General Partner holds 197 units of general partnership interest.

         2. Capitalization. The information regarding the capitalization of the Partnership on page 15 (second full paragraph and table under "CAPITALIZATION") is deleted in its entirety and the following is substituted therefor:

         The following table shows

          o the actual capitalization of the Partnership as of March 1, 2003 based on the Units outstanding on that date; and

          o the pro forma capitalization of the Partnership if all unsold Units (6,350 Units) were sold at the Net Asset Value thereof as of March 1, 2003 (i.e., $10,430.34).

                                                               Pro Forma
                                        Actual              Amount if the
                                        Amount            Maximum Number of
          Title of Class          as of March 1, 2003   Unsold Units is Sold
          --------------          -------------------   --------------------
 Units of Limited Partnership
      Interest                        $47,140,844            $113,368,935
 Units of General Partnership
      Interest (1)                      2,054,776               2,054,776
                                       ----------              ----------
          TOTAL                       $49,195,621            $115,423,711
                                      ===========            ============
------------------------

(1) The actual amount shown reflects the Net Asset Value of units of general partnership interest outstanding as of March 1, 2003 (197 Units). The Net Asset Value of a unit of general partnership interest is equivalent to the Net Asset Value of a Unit of limited partnership interest. The General Partner has agreed to contribute such amounts to the Partnership as are necessary from time to time to make the General Partner's capital contribution equal to the greater of (i) $200,000 and (ii) the sum of (a) the lesser of $100,000 or 3% of the first $10,000,000 in aggregate capital contributions to the Partnership by all Partners and (b) 1% of the aggregate capital contributions to the Partnership by all Partners in excess of $10,000,000.

         3. Selected Financial Data. The table set forth on page 15 under "SELECTED FINANCIAL DATA" is deleted in its entirety and the following is substituted therefor:


                                          Nine Months Ended                      Years Ended December 31,
                                      ---------------------   -----------------------------------------------------------
                                      September   September      2001        2000        1999        1998        1997
                                       30, 2002    30, 2001
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Revenues.........................     $7,459,112  $8,877,508  $8,850,572  $5,538,110  $1,981,370  $5,159,521  $3,362,714
Expenses.........................     $1,569,507  $1,335,565  $1,554,422  $1,035,471    $684,010    $962,387    $649,909
                                      ----------- ----------- ----------- ----------- ----------- ----------- -----------
Net Income.......................     $5,889,605  $7,541,943  $7,296,150  $4,502,639  $1,297,360  $4,197,134  $2,712,805
Total Assets.....................    $43,877,549 $35,234,509 $33,669,386 $27,918,377 $22,242,164 $18,265,036 $17,166,451
Partners' Capital (see
"REDEMPTIONS")...................    $42,335,782 $31,718,171 $31,790,384 $22,161,072 $16,332,215 $14,891,112  $9,495,687
Units Outstanding................          4,098       3,522       3,560       3,123       2,847       2,786       2,383
Net Asset Value Per Unit.........        $10,331      $9,006      $8,929      $7,096      $5,737      $5,344      $3,985
Change in Net Asset Value Per
Unit.............................         $1,402      $1,910      $1,833      $1,359        $393      $1,359        $849
Net Income Per Unit..............         $1,468      $1,918      $1,898      $1,337        $379      $1,327        $845


         4. Management's Discussion and Analysis of Financial Condition and Results of Operations. The information regarding liquidity, capital resources and results of operations on pages 16-17 is supplemented by adding the following information:

Current Market Environment

         The Partnership's trading results in the third quarter of 2002 were mixed across trading strategies as global markets continued to show weakness due to concerns of corporate profits and the health of the world economy. The Partnership was modestly down on the quarter from positions in U.S. fixed income and global equity indices. Losses were offset somewhat by active trading in currencies.

         The Partnership's trading results for the nine-month period ended September 30, 2002 were positive across a range of markets and instruments, with most trading strategies tied to weakness in the U.S. economy and U.S. equity markets. News of corporate failures, profit warnings and accounting irregularities increased volatility and created opportunities for directional trading in various markets. As these events unfolded, the Partnership benefited from positions in U.S. fixed income and U.S. equity indices as well as in positions in currencies.

Results of Operations

         The Partnership reported a net increase (decrease) in net assets resulting from operations of ($760,407) and $5,889,605 for the three- and nine-month periods ended September 30, 2002 compared to a net increase in net assets resulting from operations of $4,556,917 and $7,541,943 for the three- and nine-month periods ended September 30, 2001.

         The following table compares Net Asset Value per Unit for the three- and nine-month periods ended September 30, 2002 and 2001:

                                  Change in Net Asset Value Per Unit
                                  ----------------------------------


                    Net Asset Value     Three Months Ended  Nine Months Ended
                       per Unit            September 30       September 30
                       --------            ------------       ------------

September 30, 2002   $10,331.04      $ (192.85)  (1.83)%    $1,402.14  15.70%
September 30, 2001   $ 9,006.18      $1,179.72   15.07%     $1,910.41  26.92%

Interest Income

         Interest income for the three- and nine-month periods ended September 30, 2002 was $189,599 and $507,309 compared to the three- and nine-month periods ended September 30, 2001 of $279,248 and $1,010,310. The Partnership earns interest income on cash and cash equivalents maintained with banks or in trading accounts held with clearing brokers and counterparties and used by the Partnership as margin and collateral to engage in futures, option and forward contracts and other commodity interest contracts. The decrease in interest income was due primarily to the periodic lowering of interest rates by the Federal Reserve.

Interest and Transaction Expenses

         Interest expense for the three- and nine-month periods ended September 30, 2002 was $3,471 and $10,733 compared to the three- and nine-month periods ended September 30, 2001 of $32,505 and $87,095. The decrease in interest expense was due primarily to the decrease in trading volume of equity swap transactions.

         Brokerage commission expense for the three- and nine-month periods ended September 30, 2002 was $75,480 and $254,882 compared to the three- and nine-month periods ended September 30, 2001 of $47,086 and $146,247. These expenses represent all brokerage commissions, exchange, National Futures Association and other fees incurred in connection with the execution and clearing of commodity interest trades. The increase in brokerage commissions is due to the increase in trade volume driven by the increase in assets under management. The General Partner anticipates that the Partnership will normally pay annually approximately 1% of its average Net Assets in brokerage commissions and other transaction costs and charges.

Operating Expenses

         Management fees for the three- and nine-month periods ended September 30, 2002 were $172,607 and $479,255 compared to the three- and nine-month periods ended September 30, 2001 of $133,708 and $382,810. Because management fees are calculated as a percentage of the Partnership's net assets, this increase was due to the increase in assets under management.

         Other expenses for the three- and nine-month periods ended September 30, 2002 were $121,398 and $213,513, compared to the three- and nine-month periods ended September 30, 2001 of $34,382 and $103,514. This increase was due to additional services rendered by the Partnership's administrative, legal, accounting and audit service providers.

Net Realized and Unrealized Gains/Losses on Trading Activities

         Net realized and unrealized trading gains and losses, net of brokerage commissions from strategies that use a variety of derivative financial instruments, are recorded in the statements of operations. The following table summarizes the components (in thousands) of net realized and unrealized gains and losses, for the three- and nine-month periods ended September 30, 2002 and 2001.


                                           Three Months Ended  Nine Months Ended
                                              September 30,      September 30,
                                              -------------      -------------
                                            2001       2002       2001     2002
                                            ----       ----       ----     ----
 Exchange-traded:
    Interest rate futures and options      $(927)    $2,254   $  1,635   $2,148
    Foreign exchange futures                  (3)      (105)       159      (12)
    Equity index futures                    (575)     2,186        992    3,577
 Over-the-counter contracts:
    Foreign exchange forwards                793        601      4,202     2,889
    Commodity swaps                           62         97         33     (556)
    Equity index swaps                        --       (253)      (334)    (468)
    Interest rate swaps                      150       --          150     (112)
 Non-financial derivative instruments       (152)       141       (129)     341
                                           -----     ------     ------   ------
    Total                                  $(652)    $4,921     $6,708   $7,807
                                           =====     ======     ======   ======

         Since the Partnership is a speculative trader in the commodities markets, current period results are not comparable to prior period's results.

         The following table illustrates the Partnership's net realized and unrealized gains and losses on trading activities as a percentage of average Net Assets, brokerage commissions and fees as a percentage of average Net Assets, and incentive fees as a percentage of net realized and unrealized gains and losses:

                                    Three Months Ended     Nine Months Ended
                                    ------------------     -----------------
                                  September    September  September   September
                                   30, 2002     30, 2001   30, 2002    30, 2001
                                   --------     --------   --------    --------

Net realized and unrealized gain
  (loss) on trading activities
  as a percentage of average
  Net Assets                         (1.3)%       15.4%       18.0%       25.7%

Brokerage commissions and fees
  as a percentage of average
  Net Assets                          0.2%         0.2%        0.7%        0.5%

Incentive fees as a percentage
  of net realized and
  unrealized gains
  on trading activities               0.0%         8.9%        8.9%        9.1%

         Inflation is not expected to be a major factor in the Partnership's operations, except that traditionally the commodities markets have tended to be more active during inflationary periods. Since the commencement of the Partnership's trading operations in July 1990, inflation has not been a major factor in the Partnership's operations.
Liquidity

         The Partnership's assets are deposited and maintained with banks or in trading accounts with clearing brokers and counterparties. These assets are used by the Partnership as margin and collateral to engage in derivative instruments trading. Since the Partnership's sole purpose is to trade in derivative instruments, it is anticipated that the Partnership will continue to maintain substantial liquid assets for margin purposes.

         Cash and cash equivalents are part of the Partnership's inventory. Cash and cash equivalents of $39,935,789 and $29,804,258 represented approximately 91% and 89% of the Partnership's assets as of September 30, 2002 and December 31, 2001. The cash and cash equivalents satisfy the Partnership's need for cash on both a short term and long term basis.

         Since futures contract trading generates a significant percentage of the Partnership's income, any restrictions or limits on that trading may render the Partnership's investment in futures contracts illiquid. Most United States commodity exchanges limit fluctuations in certain commodity contract prices during a single day by regulations prohibiting trading outside of a designated price range, which regulations are referred to as a "daily price fluctuation limit" or "daily limits." Pursuant to such regulations, during a single trading day, no trade may be executed at a price beyond the daily limits. If the price for a contract or a particular commodity has increased or decreased by an amount equal to the "daily limit," positions in such contracts can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity interest contract prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent the Partnership from promptly liquidating its commodity positions. See "PRINCIPAL RISK FACTORS--Commodity Interest Contract Trading May Be Illiquid."

Capital Resources

         The Partnership does not have, nor does it expect to have, any fixed assets. Redemptions and additional sales of Units in the future will impact the amount of funds available for investment in commodity interest contracts in subsequent periods. As the amount of capital changes, the size of the positions taken by the Partnership is adjusted.

         The Partnership is currently open to new investments, which can be made quarterly. Such investments are limited to employees of TIC and its principals or its affiliates and certain employee benefit plans, including, but not limited to, the TIC 401(k) Plan. See "INVESTMENT PROGRAM AND USE OF PROCEEDS."

Market Value

         The Partnership values its derivative instruments at market value, with the accompanying gains and losses reflected in the statements of operations. The determination of market value is generally based upon independent market values when available from major exchanges or, if none are available, from independent broker quotations. Additionally, in determining market value, management utilizes pricing models with market quoted inputs and also considers closing exchange prices of related instruments, time value of money, volatility factors of the underlying instruments, and other market conditions.

         5. Risk Management. The information regarding risk management on pages 17-18 is deleted in its entirety and the following is substituted therefor:

Market Risk

         In the normal course of business, the Partnership is a party to a variety of off-balance-sheet financial instruments in connection with its trading activities. These activities include the trading of derivative instruments. For derivative instruments, the unrealized gain or loss, rather than the contract notional amounts, represents the approximate future cash requirements. As a writer of options, the Partnership bears the risk of unfavorable changes in the price of the underlying instrument which may be in excess of the premium received.

         The Partnership is subject to market and credit risk associated with changes in the value of underlying financial instruments, as well as the loss of appreciation on certain instruments, if its counterparties fail to perform. Such losses may be in excess of the amounts recognized in the statements of financial condition. TIC takes an active role in managing and controlling the Partnership's market and credit risk and has established formal control procedures that are reviewed on an ongoing basis.

         In order to control the Partnership's market exposure, TIC applies risk management guidelines and policies designed to protect the Partnership's capital. These guidelines and policies include quantitative and qualitative criteria for evaluating the appropriate risk levels for the Partnership. TIC's Management Committee, together with TIC's Risk Management Department assesses and evaluates the Partnership's potential exposures to market risk based on analyses performed by the Risk Management Department. The Department's responsibilities include: focusing on the positions taken in various instruments and markets globally; ascertaining that all such positions are accurately reflected on the Partnership's position reports; and evaluating the risk exposure associated with all of those positions. The Risk Management Department uses a statistical technique known as Value at Risk ("VaR") to assist TIC in measuring the Partnership's exposure to market risk related to its trading positions. The VaR model is a proprietary system and is one of several analytical tools used by TIC to monitor and review the market risk exposure of the Partnership's trading portfolio. The VaR model projects potential losses of the portfolio based on a historical simulation methodology which uses a two-year observation period of hypothetical daily changes in trading portfolio value and a one-day holding period.

         The following table illustrates the VaR for each component of market risk as of September 30, 2002. The dollar values represent the VaR at the 99% confidence level.


                                                 VaR (99% confidence)
              Risk Factors                        September 30, 2002
              ------------                        ------------------
                Interest rate derivatives             $  244,387
                Foreign exchange derivatives             876,528
                Equity index derivatives                 199,785
                                                      ----------
                                                      $1,320,700
                                                      ==========

         The following table illustrates the Partnership's high, low and average daily VaR during the nine-month period ended September 30, 2002 for each component of market risk noted above:


    Risk Factors                        High          Low        Average
    ------------                        ----          ---        -------
      Interest rate derivatives     $1,051,417      $45,909    $ 363,138
      Foreign exchange derivatives   1,424,552      274,626      597,858
      Equity index derivatives         643,822           --      159,296
      Non-financial derivative
         instruments                   173,062       14,783      157,528
                                    ----------      --------  ----------
                                    $3,292,853      $35,318   $1,277,820
                                    ==========      =======   ==========

         At September 30, 2002, the Partnership's primary market exposure was to foreign exchange instruments.

         Changes in interest rates directly affect the price of interest rate futures and may, indirectly, affect the price of foreign exchange futures and equity index futures. At September 30, 2002, the Partnership's interest rate exposure was primarily to interest rate fluctuations in the United States and other G-7 countries.

         The Partnership's foreign exchange contract exposure is a result of fluctuations in exchange rates. Exchange rates fluctuate due to many factors, including interest rates, rates of inflation, and government policies and programs.

         The Partnership's equity index exposure was primarily attributable to equity price risk in the United States and other G-7 countries. Stock index futures traded by the Partnership are principally limited to futures on broad based equity indices.

         In addition to exchange-traded instruments, the Partnership is exposed to various over-the-counter derivative instruments, including swaps and spot and forward contracts. As discussed below, in addition to having price risk that may be similar to exchange-traded instruments, over-the-counter instruments may result in the Partnership having credit risk associated with its over-the-counter contract counterparties.

         Cash and due from brokers balances are held principally at high credit quality United States banks, United States securities dealers, and certain international financial institutions.

         Exchange-traded futures and option contracts are marked-to-market daily, with variations in value settled on a daily basis with the exchange upon which they are traded and with the futures commission merchant through which the futures and options contracts are executed. Forward contracts are generally cash settled with the counterparty two days after the trade.

         TIC attempts to minimize credit risk exposure to trading counterparties and brokers through formal credit policies and monitoring procedures. TIC has a Credit Committee, comprised of senior managers from different disciplines, that meets regularly to analyze the credit risks associated with the Partnership's counterparties, intermediaries and service providers. A significant portion of the Partnership's positions, including cash and cash equivalents, are invested with or held at institutions of high credit standing. The Credit Committee establishes counterparty exposure limits and specifically designates which instrument types are approved for trading.

         TIC also attempts to minimize the Partnership's credit risk exposure to trading counterparties by entering into bilateral collateral agreements. These agreements typically include specialized margin terms, collateral thresholds and master agreements with certain counterparties that include netting provisions that incorporate the right of "offset" across over-the-counter contracts with such counterparties. Accordingly, TIC monitors exposure levels of the Partnership and actively moves collateral with counterparties to reduce exposure.

         Notwithstanding the risk monitoring and credit review performed by TIC with respect to its counterparties, there is always a risk of nonperformance.

         Generally, financial contracts can be closed out at TIC's discretion. An illiquid or closed market, however, could prevent the close-out of positions.

         6. Performance Record of the Partnership. The information regarding the performance record of the Partnership beginning with the last paragraph on page 19 under "PERFORMANCE RECORD OF THE PARTNERSHIP" is deleted in its entirety and the following is substituted therefor:

            The performance record of the Partnership from January 1, 1998 through February 28, 2003 is shown below. The Partnership's complete performance record since it began trading (July 2, 1990 through February 28, 2003) is shown in Item 12 below. The information below and in Item 13 is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below and in Item 12 are representative of the rates of return experienced by each investor holding a Unit during the period shown.

            The information below and in Item 13 has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

            You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.


           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)
                             ----------------------

                                                 2003       2002       2001      2000       1999      1998
                                               ---------- ---------- --------- ---------- --------- ----------
         January.........................         -1.05%      1.55%    -0.64%     -0.85%    -4.05%     -0.35%
         February........................         -2.71%      0.64%     2.38%      5.10%     6.31%      1.27%
         March...........................                     1.24%     8.21%     -7.98%    -6.03%      4.23%
         April...........................                     2.71%    -4.11%     -0.43%    -2.46%     -4.32%
         May.............................                     4.88%     1.26%      5.69%    -0.94%     -0.74%
         June............................                     5.76%     3.20%     -3.87%    -1.46%      1.07%
         July............................                    -2.26%     4.45%     -0.95%     3.39%      2.72%
         August..........................                    -1.12%     5.87%      1.81%     2.05%     11.29%
         September.......................                     1.57%     4.07%      6.54%     0.07%     12.82%
         October.........................                    -0.54%     2.05%     -1.92%     4.52%     -0.20%
         November........................                     4.08%    -4.19%      8.34%     4.49%     -2.15%
         December........................                     1.31%     1.40%     11.70%     2.01%      5.46%
                                               ---------- ---------- --------- ---------- --------- ----------
         Annual (Period) Rate of Return (2)(3)    -3.73%     21.34%    25.83%     23.69%     7.35%     34.11%
                                               ========== ========== ========= ========== ========= ==========

         Name of Fund:                                               Tudor Fund For Employees L.P.
         Type of Fund:                                               Publicly Offered
         Inception of Trading:                                       July 2, 1990
         Aggregate Subscriptions Since Inception (3):                $55,432,000
         Aggregate Redemptions Since Inception (3):                  $38,025,000
         Current Net Assets (3):                                     $49,202,000
         Largest Monthly Percentage Drawdown (4):                    March 2000 (-7.98%)
         Worst Peak to Valley Percentage Drawdown (5):               March 1, 1999--June 30, 1999 (-10.53%)

         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

         The performance data presented above has been calculated on an accrual basis of accounting in accordance with United States generally accepted accounting principles.

     (1) Monthly Rate of Return is calculated by dividing Net Performance by Beginning Net Assets plus Additions. Monthly Rate of Return does not take into account Withdrawals. Because Withdrawals occur only at the month-end, their effect on the calculation of Monthly Rate of Return is not material.

          "Additions" represents all additional capital contributed during a month.

          "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

          "Net Assets" means the market value of the Partnership's assets less any accrued liabilities.

          "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals.

          "Withdrawals" represents all withdrawals of capital during a month.

     (2) "Annual (Period) Rate of Return" is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

     (3)  As of March 1, 2003.

     (4) "Largest Monthly Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one-month period shown in the table.

     (5) "Worst Peak to Valley Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

         7. Trading Advisor and Principals. The information regarding the Trading Advisor and its principals on pages 22-23 is amended as follows:

         Mark V. Houghton-Berry is no longer a Director or principal of the Trading Advisor. Mark R. Nicholson and Mark A. Withy have become Directors and principals of the Trading Advisor. The biography of Mr. Houghton-Berry is deleted and replaced with the following:

         Mark R. Nicholson. Mr. Nicholson, age 42, is a Managing Director of the affiliates of the General Partner which maintain offices in Surrey, England. Mr. Nicholson joined such affiliates in April 1994.

         Mark A. Withy. Mr. Withy, age 36, is a Managing Director of the affiliates of TIC which maintain offices in Surrey, England. Mr. Withy joined such affiliates in March 1995. Mr. Withy does not participate in the trading of customer accounts of TIC or its affiliates.

         8. Description of the Clearing Brokers. The table beginning on page 25 showing clearing brokers with which the Partnership currently maintains trading accounts is amended as follows.

         The second row in the table relating to "Cargill Investor Services, Inc." is deleted in its entirety and replaced with the following:


----------------------------------------------------------------------------------------------------------------------
      Clearing Broker              Main Business Office        Regulatory Organization Memberships and Registrations
----------------------------------------------------------------------------------------------------------------------
Bear, Stearns Securities      One Metrotech Center North      o  Registered with CFTC as an FCM.
Corp.                         Brooklyn, New York 11201        o  Member of NFA as an FCM.
o    Subsidiary of Bear,      Tel.: 212-272-1000              o  Registered with SEC as a B-D.
     Stearns & Co. Inc.                                       o  Member of NASD as a a B-D.

----------------------------------------------------------------------------------------------------------------------
Credit Suisse First Boston    11 Madison Avenue               o  Registered with CFTC as an FCM.
                              New York, New York 10010        o  Member of NFA as an FCM.
                              Tel.: 212-325-2000              o  Registered with SEC as a B-D.
                                                              o  Member of NASD as a B-D.
----------------------------------------------------------------------------------------------------------------------

         9. Recent Material Actions Against Clearing Brokers. The information regarding material actions against certain clearing brokers on page 27 in the last paragraph under "IPO Allocation Matters" is amended by deleting the last two sentences thereof and replacing them with the following:

         These various class action complaints have been coordinated for pre-trial purposes before one judge in the SDNY (different from the judge handling the antitrust complaints). On February 19, 2003, the presiding judge granted in part, and denied in part, numerous motions to dismiss the plaintiff's complaints.

         The table on page 28 is amended by adding the following:


Bear Stearns Securities Corp.        o    In May 2000 in a case before the U.S.
("BSSC")                                  District Court for the Southern
                                          ("BSSC") District of NY ("SDNY"), Bear
                                          Stearns & Co. Inc. ("Bear Stearns")
                                          and an affiliate were found liable for
                                          negligence to a former customer in
                                          connection with certain foreign
                                          currency futures trading and
                                          over-the-counter foreign exchange
                                          currency trading and were ordered to
                                          pay $111.5 million in damages. In
                                          September 2002, the U.S. Court of
                                          Appeals for the Second Circuit
                                          overturned the verdict. The plaintiff
                                          has sought reargument.

BSSC, continued.                     o    In July 1997, 277 alleged customers of
                                          a Lebanese introducing broker filed a
                                          civil action against Bear Stearns in
                                          the SDNY alleging fraud, negligence,
                                          breach of fiduciary duty, breach of
                                          contract and other claims. Bear
                                          Stearns has denied the allegations. In
                                          a related matter, two lawsuits have
                                          been filed in Lebanon alleging breach
                                          of contractual obligations in
                                          connection with the alleged wiring of
                                          certain funds by the plaintiffs to
                                          Bear Stearns for investment on their
                                          behalf.

                                     o    Bear Stearns and BSSC are defendants
                                          in several actions resulting from
                                          their relationship with A.R. Baron &
                                          Company, Inc. ("Baron") for which Bear
                                          Stearns provided clearing services and
                                          financing. The actions allege, among
                                          others, certain securities law
                                          violations, fraud and breach of
                                          fiduciary duty. BSSC previously
                                          settled an administrative proceeding
                                          filed by the SEC in connection with
                                          its activities on behalf of Baron.

                                     o    Bear Stearns is a defendant in several
                                          actions arising out of a merger
                                          between McKesson Corporation and HBO &
                                          Company. These actions allege, among
                                          others, certain securities law
                                          violations, misrepresentation, fraud,
                                          breach of contract and breach of
                                          fiduciary duty.

                                     o    Bear Stearns and BSSC are defendants
                                          in two purported class actions in
                                          connection with Bear Stearns' role as
                                          clearing broker for Sterling Foster &
                                          Co., Inc. The actions allege, among
                                          others, certain securities law
                                          violations and fraud.

                                     o    Bear Stearns was a defendant in the
                                          DOJ Market-Makers Antitrust
                                          Litigation.

                                     o    Bear Stearns was a defendant in the
                                          Class Action Market-Makers Antitrust
                                          Lititgation.

                                     o    Bear Stearns was a defendant in the
                                          SEC Market-Makers Investigation.

                                     o    Bear Stearns is a defendant in the
                                          Class Action Underwriting Fee
                                          Litigation.

                                     o    Bear Stearns is a defendant in the IPO
                                          Allocation Matters.

Credit Suisse First Boston           o    CSFB is a defendant in the Municipal
                                          Bond Advance Refunding Litigation.
                                          ("CSFB")

                                     o    CSFB was a defendant in the Municipal
                                          Bond Advance Refunding Litigation.

                                     o    CSFB was a defendant in the DOJ
                                          Market-Makers Antitrust Litigation.

                                     o    CSFB was a defendant in the Class
                                          Action Market-Makers Antitrust
                                          Litigation.

                                     o    CSFB was a defendant in the SEC
                                          Market-Makers Investigation.

                                     o    CSFB is a defendant in the Class
                                          Action Underwriting Fee Litigation.

                                     o    CSFB is a defendant in the IPO
                                          Allocation Matters.


         10. Money Laundering Prevention. The information regarding "MONEY LAUNDERING PREVENTION" on page 40 is deleted in its entirety and the following substituted therefor:

            "The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001" (the "USA Patriot Act"), effective as of October 26, 2001, requires certain financial institutions, including the Partnership, to establish and maintain anti-money laundering programs. On September 18, 2002, the Treasury Department published proposed regulations that will, if enacted in their current form, require unregistered investment companies (as defined in the proposed regulations) to (a) establish and maintain an anti-money laundering compliance program, (b) periodically test the required compliance program, (c) designate and train responsible personnel, and (d) file a written notice with the United States Treasury Department within 90 days of the effective date of the regulations that identifies certain information regarding the subject company, including the dollar amount of assets under company management and the number of interest holders in the subject company. As the proposed rule is currently drafted, an "unregistered investment company" includes any issuer that (i) would be an investment company but for the exclusion from registration provided for by Section 3(c)(1) or 3(c)(7) of the Investment Company Act, (ii) permits an owner to redeem his or her ownership interest within two years of the purchase of that interest, (iii) has total assets over $1,000,000 and (iv) is organized in the United States or is "organized, operated, or sponsored" by a U.S. person. The Partnership takes the view that it falls under the ambit of the proposed rule and will take all steps required to comply with it once the final rule is promulgated. In the future, other rules and regulations that support the USA Patriot Act may require the Partnership to verify both the identity of any person submitting a completed subscription agreement as well as the source of such person's investment. Corporate investors may also be required to produce certain information to the Partnership confirming certain other information already requested by the Partnership in its form of Subscription

         Agreement. It also is possible that, in connection with the establishment of anti-money laundering procedures, legislation or other regulation could be promulgated that will require the Partnership, the Trading Advisor, the General Partner, the Selling Agent, or other service providers to the Partnership to share information with governmental authorities with respect to investors.

         11. Security Ownership of Certain Beneficial Owners and Management. The information regarding "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" of the Partnership on page 40 is deleted in its entirety and the following is substituted therefor:

         Security Ownership of Certain Beneficial Owners

            As of March 1, 2003, the only persons who owned more than five percent (5%) of the outstanding interests in the Partnership were:


         Name (1)                                     Address                              No.  Units  Percent
         ----                                         -------                              ----------  -------
         Tudor Investment Corporation 401(k) Savings  1275 King Street                        793.9903   16.8%
         and Profit-Sharing Plan ................     Greenwich, CT 06831

         James Pulaski...........................     c/o Tudor Investment Corporation        361.5982    7.7%
                                                      1275 King Street
                                                      Greenwich, CT 06831

         ------------------
         (1) The persons named in this table have sole voting and investment power with respect to all interests in the Partnership shown as beneficially owned by them, subject to community property or similar laws where applicable.

         Security Ownership of Management

            As of March 1, 2003, the General Partner and the executive officers of the General Partner collectively owned 8.2% of the outstanding interests in the Partnership. As of March 1, 2003, in addition to the persons identified in the table above, Mark F. Dalton and Andrew S. Paul, each of whom is a principal of both the General Partner and the Trading Advisor, owned 70.4178 Units (1.5%) and 119.3146 Units (2.5%), respectively.

         12. Federal Income Tax Aspects. The information summarizing material United States income tax considerations is amended by the insertion of the following after the subsection entitled, "Unrelated Business Taxable Income," on page 50:

         New Tax Shelter Disclosure Regulations

            Recently issued Treasury regulations and revenue procedures set forth the circumstances under which certain transactions must be disclosed in a disclosure statement attached to a taxpayer's federal income tax return (a copy of such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, the regulations impose a requirement on certain "material advisors" to maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These regulations can apply in situations not conventionally considered to involve "tax shelters." Consequently, it is possible that such disclosure could be required by the Partnership, the Limited Partners or both, (i) if the Partnership incurs a significant foreign currency loss on certain foreign currency transactions or a significant loss with respect to a position that formed part of a straddle (in each case, computed without regard to offsetting gains or other income) or (ii) in the unlikely event that the Partnership's activities result in certain book/tax differences or
         (iii) possibly in other circumstances. Furthermore, the Partnership's material advisors could be required to maintain a list of persons investing in the Partnership pursuant to the list maintenance regulations.

         13. Additional Partnership Performance. The information regarding the performance record of the Partnership on pages SAI-1 and SAI-2 is deleted in its entirety and the following is substituted therefor:

                       ADDITIONAL PARTNERSHIP PERFORMANCE

            The Partnership's complete performance record since it began trading (July 2, 1990 through February 28, 2003) is shown below.

            The information below is the actual trading performance of the Partnership after payment of advisory fees, transaction costs, and all other expenses and costs. The rates of return shown below are representative of the rates of return experienced by each investor holding a Unit during the period shown.

            The information below has not been audited. However, the General Partner believes that such information is accurate and fairly presented.

            You should be aware that past performance information cannot predict how the Partnership will perform in the future. It is possible that the Partnership will incur losses in the future.

           ACTUAL PERFORMANCE RECORD OF TUDOR FUND FOR EMPLOYEES L.P.
                             Rates of Return (1)(2)

               2003    2002   2001    2000    1999   1998    1997    1996   1995    1994    1993   1992    1991    1990
              -----------------------------------------------------------------------------------------------------------
January......  -1.05%  1.55%   0.64%  -0.85% -4.05%  -0.35%   2.69%  9.92%   4.12%   4.61% -2.80%   9.61%   3.96%
February.....  -2.71%  0.64%   2.38%   5.10%  6.31%   1.27%   8.65%  0.69%   3.59%  -2.24% -0.83%   6.07%  -8.01%
March........          1.24%   8.21%  -7.98% -6.03%   4.23%   4.96%  1.70%  12.14%  -0.23% -1.45%   8.13%   0.47%
April........          2.71%  -4.11%  -0.43% -2.46%  -4.32%   0.48%  7.93%   0.53%  -1.28% -1.39%   3.02%   5.96%
May..........          4.88%   1.26%   5.69% -0.94%  -0.74%   1.65% -2.50%  -3.96%  -1.64% -2.99%  -4.03%  -0.75%
June.........          5.76%   3.20%  -3.87% -1.46%   1.07%  -0.40% -1.42%  -3.19%   5.62%  0.98%  -6.88%   7.95%
July.........         -2.26%   4.45%  -0.95%  3.39%   2.72%   3.49%  0.54%   0.18%  -4.37%  1.59%  -4.03%  -4.41% -9.62%
August.......         -1.12%   5.87%   1.81%  2.05%  11.29%   3.94% -0.99%   5.50%   1.04%  0.05%   1.11%   0.10% 13.44%
September....          1.57%   4.07%   6.54%  0.07%  12.82%  -5.13% -3.67%   1.49%   8.29%  1.23%  13.23%   1.55%  2.46%
October......         -0.54%   2.05%  -1.92%  4.52%  -0.20%  -1.55% -0.34%   4.73%  -3.58%  2.57%  10.13%   5.78% 17.19%
November.....          4.08%  -4.19%   8.34%  4.49%  -2.15%   4.33% -2.26%   0.50%   2.04%  1.02%  -3.10%   9.07% -1.87%
December.....          1.31%   1.40%  11.70%  2.01%   5.46%   1.74%  0.42%   2.08%  -0.79%  4.12%  -0.98%  -1.76%  3.83%
-------------------------------------------------------------------------------------------------------------------------
Annual         -3.73% 21.34%  25.83%  23.69%  7.35%  34.11%  27.05%  9.52%  30.26%   6.87%  1.88%  34.01%  20.13% 25.44%
(Period) Rate
of Return (2)
=========================================================================================================================


         Name of Fund:                                               Tudor Fund For Employees L.P.
         Type of Fund:                                               Publicly Offered
         Inception of Trading:                                       July 2, 1990
         Aggregate Subscriptions Since Inception (3):                $55,432,000
         Aggregate Redemptions Since Inception (3):                  $38,025,000
         Current Net Assets (3):                                     $49,202,000
         Largest Monthly Percentage Drawdown (4):                    March 2000 (-7.98%)
         Worst Peak to Valley Percentage Drawdown (5):               March 1, 1999--June 30, 1999 (-10.53%)


         THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL PART OF THIS TABLE.

                               FOOTNOTES TO TABLE

          (1) Monthly Rate of Return is calculated by dividing Net Performance by Beginning Net Assets plus Additions. Monthly Rate of Return does not take into account Withdrawals. Because Withdrawals occur only at the month-end, their effect on the calculation of Monthly Rate of Return is not material.

               "Additions" represents all additional capital contributed during a month.

               "Beginning Net Assets" represents the sum of cash and cash equivalents and the equity in the Partnership accounts, less accrued and paid expenses as of the beginning of a month.

               "Net Assets" means the market value of the Partnership's assets less any accrued liabilities.

               "Net Performance" represents the change in Net Assets, net of Additions and Withdrawals.

               "Withdrawals" represents all withdrawals of capital during a month.

          (2) "Annual (Period) Rate of Return" is calculated by determining the Monthly Rate of Return for each month during the relevant period and compounding such returns by subsequent Monthly Rates of Return achieved during such period.

          (3)  As of March 1, 2003.

          (4) "Largest Monthly Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any one-month period shown in the table.

          (5) "Worst Peak to Valley Percentage Drawdown" represents the greatest cumulative percentage decline in month-end Net Assets due to losses sustained by the Partnership during any period shown in the table in which Net Assets at any prior month-end are not equaled or exceeded by subsequent Net Assets.

        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.